UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

68234L207

(CUSIP Number of Class of Securities Underlying Options)

Punit Dhillon

President and Chief Executive Officer

OncoSec Medical Incorporated

5820 Nancy Ridge Drive

San Diego, California 92121

(855) 662-6732

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Steven G. Rowles

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, California 92130

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$2,221,592	$444

*	This Transaction Valuation was calculated solely for purposes of determining the filing fee and should not be used for any other purpose. This amount assumes that stock options to purchase 2,479,671 shares of the Issuer’s common stock having an aggregate value of $2,221,592 based on the Black-Scholes option pricing model as of November 11, 2016 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $200 for each $1,000,000 of the aggregate amount of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $444	Filing party: OncoSec Medical Incorporated
Form or Registration No.: 005-86770	Date filed: November 16, 2016

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 16, 2016 (the “Schedule TO”), relating to an offer (the “Exchange Offer”) by OncoSec Medical Incorporated, a Nevada corporation (“OncoSec” or the “Company”), to exchange certain stock options to purchase up to an aggregate of 2,479,671 shares of its common stock that were granted to eligible participants for a lesser number of new stock options with a lower exercise price.

This Amendment is the final amendment to the Schedule TO made to report the results of the offer and is being filed in satisfaction of the reporting requirement of Rule 13e-4(e)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included or referenced herein. Except as amended or supplemented herby, all terms of the Schedule TO and the exhibits thereto remain unchanged.

All capitalized terms used but not defined in this Amendment have the same meanings set forth in the Offer to Exchange, filed as Exhibit (a)(1)(A) to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the exhibits filed therewith.

Item 4.	Terms of the Transaction.

This Amendment herby amends Item 4 of the Schedule TO by adding the following information:

The Exchange Offer expired at 9:00 p.m., Pacific Time, on December 14, 2016. OncoSec has accepted for cancellation all eligible stock options that were tendered in the Exchange Offer, which were cancelled as of December 14, 2016, and, in exchange, has granted new stock options with the terms described in the Offer to Exchange, including an exercise price per share of $1.29, the closing price of OncoSec’s common stock as reported by the NASDAQ Capital Market on December 14, 2016.

The results of the Exchange Offer were as follows:

No. of Shares Subject to Eligible Stock Options Exchanged
Exercise Price of $3.00 — $9.99 (Exchanged at a ratio of 2:1)	Exercise Price of $10.00 or More (Exchanged at a ratio of 3:1)	Total No. of Shares Subject to New Stock Options Granted
1,994,250	220,250	1,070,536

As described in the Offer to Exchange, all members of OncoSec’s Board of Directors and all of OncoSec’s executive officers were eligible to participate in the Exchange Offer with respect to any eligible stock options held by them. The results of the Exchange Offer for these persons were as follows:

	No. of Shares Subject to Eligible Stock Options Exchanged		Total No. of Shares Subject to New Stock Options Granted
Name and Position of Directors and Executive Officers	Exercise Price of $3.00 — $9.99 (Exchanged at a ratio of 2:1)	Exercise Price of $10.00 or More (Exchanged at a ratio of 3:1)
Avtar Dhillon, Chairman of the Board of Directors	522,500	12,500	265,416
Punit Dhillon, President, Chief Executive Officer and Director	562,500	100,000	314,583
James DeMesa, Director	—	—	—
Anthony Maida, Director	—	—	—
Richard Slansky, Chief Financial Officer	225,000	—	112,500
Sharron Gargosky, Chief Clinical and Regulatory Officer	—	—	—
Sheela Mohan-Peterson, Chief Legal and Compliance Officer	90,250	—	45,125
All directors and executive officers, collectively	1,400,250	112,500	737,624

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONCOSEC MEDICAL INCORPORATED

By:	/s/ Punit Dhillon
Punit Dhillon
President, Chief Executive Officer

Date: December 15, 2016